UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HireRight Holdings Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

433537107

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

with copies to:

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,959,030 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,959,030 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,959,030 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 17.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,814,235 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,814,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,814,235 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 100,067 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 100,067 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,067 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 590,065 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 590,065 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,065 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident Capital VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 17,873,332 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 17,873,332 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,873,332 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 26.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 590,065 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 590,065 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,065 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,493,863 shares
	9	SOLE DISPOSITIVE POWER 30,466 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,493,863 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 27.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on June 27, 2022 (as amended, the “Schedule 13D”) by Trident VII, L.P. (“Trident VII”), Trident VII Parallel Fund, L.P. (“Trident VII Parallel”), Trident VII DE Parallel Fund, L.P. (“Trident VII DE Parallel”), Trident VII Professionals Fund, L.P. (“Trident VII Professionals” and together with Trident VII, Trident VII Parallel and Trident VII DE Parallel, the “Trident VII Partnerships”), Trident Capital VII, L.P. (“Trident VII GP”), Stone Point GP Ltd. (“Trident VII Professionals GP”) and Stone Point Capital LLC (“Stone Point”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) relating to the common stock par value, $0.001 per share (the “Common Stock”), of HireRight Holdings Corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule B attached hereto.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 14, 2022, Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Professionals Fund, L.P. purchased 40,325, 19,605, 338 and 1,989 Common Shares, respectively, in open market transactions at prices ranging from $9.25 to $9.50, inclusive, with a weighted average price of $9.4228 for an aggregate purchase price of $587,980. The Trident VII Partnerships funded these purchases using cash invested in the Trident VII Partnerships by the limited partners of such entities.

On June 2, 2022, 10,891 restricted stock units (“RSUs”) were granted to each of James D. Carey and James R. Matthews, managing directors of Stone Point, under the Issuer’s 2021 Omnibus Incentive Plan, as compensation for their service as directors of the Issuer, which vested fully on May 25, 2023. On May 25, 2023, 16,369 RSUs were granted to each of Mr. Carey and Mr. Matthews under the Issuer’s 2021 Omnibus Incentive Plan, which will vest on the earlier of the Issuer’s 2024 annual meeting or May 25, 2024, subject to each individual’s continued service on the Issuer’s board of directors. Each RSU represents the contingent right to receive, upon vesting, one share of Common Stock.

This Schedule 13D is not being made as a result of any particular acquisition or disposition of shares of Common Stock by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 17, 2023, the Trident VII Partnerships entered into a Joint Bidding Agreement (the “Joint Bidding Agreement”) with General Atlantic (HRG) Collections, L.P., GAPCO AIV Interholdco (GS), L.P., GA AIV-1 B Interholdco (GS), L.P. and GA AIV-1 A Interholdco (GS), L.P. (collectively, “GA”) in respect of the Issuer. Pursuant to the Joint Bidding Agreement, GA and the Trident VII Partnerships (collectively, the “Bidding Group”) agreed to, among other things, work together to potentially submit a preliminary non-binding proposal to the Board of Directors of the Issuer (the “Board”) related to a potential strategic transaction involving the Bidding Group and the Issuer, including a potential acquisition by the Bidding Group of the shares of Common Stock not beneficially owned by the Bidding Group.

No assurance can be given that the Bidding Group will submit such a proposal to the Board. Furthermore, if such a proposal is submitted, no assurance can be given that it will be accepted by the Board or that any definitive agreement will be entered into with respect to any transaction contemplated by such proposal or that any such transaction will be consummated. Any such definitive agreement would be subject to approval by the Board and closing conditions. The Reporting Persons are under no obligation to submit such a proposal to the Board. Each of the Reporting Persons reserves the right to not submit such a proposal to the Board or, if a proposal is submitted, to modify or withdraw such proposal at any time, and no obligation on the part of any of the Reporting Persons or any of their affiliates will arise by virtue of the filing of this Schedule 13D. The Reporting Persons do not intend to update additional disclosures regarding the proposal described herein unless disclosure is otherwise required under applicable U.S. securities laws.

The proposal described herein may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock of the Issuer from the New York Stock Exchange and other material changes in the Issuer’s business or corporate structure.

References to the Joint Bidding Agreement in this Schedule 13D are qualified in their entirety by reference to the Joint Bidding Agreement, a copy of which is attached hereto as Exhibit 3 and which is incorporated by reference herein.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, and to modify or withdraw any such plan or proposal at any time. The Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

11,959,030 shares of Common Stock are owned directly by Trident VII and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII and (ii) Stone Point is the investment manager of Trident VII. Each of the Reporting Persons (other than Trident VII), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

5,814,235 shares of Common Stock are owned directly by Trident VII Parallel and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII Parallel and (ii) Stone Point is the investment manager of Trident VII Parallel. Each of the Reporting Persons (other than Trident VII Parallel), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

100,067 shares of Common Stock are owned directly by Trident VII DE Parallel and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII DE Parallel and (ii) Stone Point is the investment manager of Trident VII DE Parallel. Each of the Reporting Persons (other than Trident VII DE Parallel), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

590,065 shares of Common Stock are owned directly by Trident VII Professionals and may be deemed to be beneficially owned by Trident VII Professionals GP and Stone Point because (i) Trident VII Professionals GP is the general partner of Trident VII Professionals and (ii) Stone Point is the investment manager of Trident VII Professionals. Each of the Reporting Persons (other than Trident VII Professionals), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Pursuant to certain management agreements, Stone Point has received delegated authority by Trident VII GP and Trident VII Professionals GP relating to the Trident VII Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VII Partnerships without first receiving direction from the Investment Committee of Trident VII GP or a majority of the general partners of Trident VII GP or Trident VII Professionals GP, as applicable. The management agreements do not delegate any power with respect to the disposition of Common Stock held by the Trident VII Partnerships.

15,233 shares of Common Stock are held directly by James D. Carey, issued under the Issuer’s 2021 Omnibus Incentive Plan as RSUs, solely for the benefit of Stone Point. Mr. Carey and each of the Reporting Persons (other than Stone Point) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

15,233 shares of Common Stock are held directly by James R. Matthews, issued under the Issuer’s 2021 Omnibus Incentive Plan as RSUs, solely for the benefit of Stone Point. Mr. Matthews and each of the Reporting Persons (other than Stone Point) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

By virtue of the relationships described herein and the obligations and rights thereunder, the Reporting Persons in this Schedule 13D and GA may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on this Schedule 13D and the Schedule 13D filed by GA with the Securities and Exchange Commission on the date hereof, such a “group” would be deemed to beneficially own an aggregate of 50,631,715 shares of Common Stock, or 74.8% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock beneficially owned by GA that they may be deemed to beneficially own solely by reason of the Stockholders Agreement. This Schedule 13D does not reflect any shares of Common Stock beneficially owned by GA.

(c) None of the Reporting Persons has effected any transaction in Common Shares in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Materials to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit	Description

3	Joint Bidding Agreement, dated as of November 17, 2023, by and among Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P., Trident VII Professionals Fund, L.P., General Atlantic (HRG) Collections, L.P., GAPCO AIV Interholdco (GS), L.P., GA AIV-1 B Interholdco (GS), L.P., and GA AIV-1 A Interholdco (GS), L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2023

TRIDENT VII, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII DE PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.	By: Stone Point GP Ltd., its sole general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT CAPITAL VII, L.P.	By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT GP LTD.	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT CAPITAL LLC	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director

SCHEDULE B

Set forth below is the name and principal occupation of (i) each member of Stone Point Capital LLC (“Stone Point”), (ii) each member of Stone Point GP Ltd. (“Trident VII Professionals GP”), (iii) each general partner of Trident Capital VII, L.P. (“Trident VII GP”), and (iv) each member of the Investment Committee of Trident VII GP. Each of the following individuals is a United States citizen. The business address of each person is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation
Charles A. Davis	Private Equity Investor, Stone Point
Chairman and Chief Executive Officer, Stone Point
General Partner (through single-member limited liability company) and member of
Investment Committee, Trident VII GP

Stephen Friedman	Private Equity Investor, Stone Point
Senior Chairman, Stone Point
General Partner (through single-member limited liability company) and member of
Investment Committee, Trident VII GP

James D. Carey	Private Equity Investor, Stone Point
President, Stone Point
General Partner (through single-member limited liability company) and member of
Investment Committee, Trident VII GP

David J. Wermuth	Private Equity Investor, Stone Point
Chief Operating Officer and General Counsel,
Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VII GP

Nicolas D. Zerbib	Private Equity Investor, Stone Point
Chief Investment Officer, Stone Point
General Partner (through single-member limited liability company) and member of
Investment Committee, Trident VII GP